

SECUR 07002253 IISSION


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
210
SECTION

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SEC FILE NUMBER
8- 66993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blue Rock Global Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street Suite 230
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Fullerton **952-229-8700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert W. Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President / CCO

Title

Notary Public

my commission expires 1-31-10



KRISTA JOY REITMEIER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE ROCK GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2006



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the statement of financial condition of Blue Rock Global Partners, Inc. as of December 31, 2006 and the related statements of operations, change in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Blue Rock Global Partners, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 21, 2007

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

	2006
ASSETS	
ASSETS	
Cash	$ 38,914
Accounts receivable	72,002
Prepaid expenses	14,470
TOTAL ASSETS	$ 125,386
LIABILITIES	
LIABILITIES	
Accounts payable and accrued expenses	$ 71,557
TOTAL LIABILITIES	71,557
STOCKHOLDERS' EQUITY	
CAPITAL CONTRIBUTED	
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares	10
Additional paid-in capital	99,449
TOTAL CAPITAL CONTRIBUTED	99,459
RETAINED EARNINGS (DEFICIT)	(45,630)
TOTAL STOCKHOLDERS' EQUITY	53,829
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 125,386

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

		2006
REVENUES		
Commissions revenue	$	781,328
TOTAL REVENUES		781,328
OPERATING EXPENSES		
Commissions		721,328
General and administrative expenses		75,536
TOTAL OPERATING EXPENSES		796,864
NET INCOME (LOSS)	$	(15,536)

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2006

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2005	10,000	$ 10	$ 78,288	$ (30,094)	$ 48,204
Capital contributions			21,161		21,161
Net income (loss)				(15,536)	(15,536)
Balance, December 31, 2006	10,000	$ 10	$ 99,449	$ (45,630)	$ 53,829

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (15,536)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
Decrease (increase) in operating assets:	
Accounts receivable	(72,002)
Prepaid expenses	3,262
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	71,557
NET CASH FLOWS FROM OPERATING ACTIVITIES	(12,719)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	21,161
NET CASH FLOWS FROM FINANCING ACTIVITIES	21,161
NET INCREASE (DECREASE) IN CASH	8,442
CASH, BEGINNING OF YEAR	30,472
CASH, END OF YEAR	$ 38,914

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Blue Rock Global Partners, Inc. (the Company) was established as a brokerage affiliate of Blue Rock Advisors, Inc. The Company privately offers the Blue Rock family of funds through its registered representatives and other broker dealers, to accredited investors as well as other privately offered funds that are similar in investment philosophy and market approach.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Commission income is recognized when earned, typically upon closing of the transaction or at predetermined dates stipulated by the fund prospectus.

Income taxes – The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provisions for corporate income taxes.

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and institutional investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related party transaction

The Company shares certain operating expenses with Blue Rock Advisors, Inc. through an expense sharing agreement. During 2006, the Company paid $30,481 to Blue Rock Advisors, Inc. under this agreement and $2,812 is due at December 31, 2006. In addition Blue Rock Advisors processes the Company's commission payroll. The Company owed $67,000 to Blue Rock Advisors, Inc. for commissions payable at December 31, 2006.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital as defined by Rule 15c3-1 of $34,358 which exceeds its required net capital of $5,000 by $29,358. The Company's ratio of aggregate indebtedness to net capital was 2.08 to 1 at December 31, 2006.

(4) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the financial statements of Blue Rock Global Partners, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Blue Rock Global Partners, Inc.
Page Two

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Blue Rock Global Partners, Inc. taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Blue Rock Global Partner's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. We consider the following deficiencies to be a significant deficiency in internal control over financial reporting.

The Company's personnel consist of a limited number of employees and as a result its system of internal control lacks segregation of duties. In addition the employees have only a moderate level of knowledge relating to financial reporting and disclosure requirements. The Company relies on its external auditors to assist in the preparation of the drafting of certain of its financial disclosures. Under the provisions of American Institute of Certified Accountants Statement of Auditing Standards No. 112 the lack of segregation of duties and of the skills and knowledge necessary to apply generally accepted accounting principles in preparing financial statements are defined as areas of significant weakness in internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

To the Board of Directors
Blue Rock Global Partners, Inc.
Page Three

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.



Minneapolis, Minnesota
February 21, 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the financial statements of Blue Rock Global Partners, Inc. as of December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 21, 2007

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2006
COMPUTATION OF NET CAPITAL

Schedule I

1. Total ownership equity from Statement of Financial Condition			$ 53,829
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			53,829
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non-allowable assets		
5. Total capital and allowable subordinated liabilities			53,829
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 19,471	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	19,471
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			34,358
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 34,358

BLUE ROCK GLOBAL PARTNERS, INC.
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2006
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	4,773
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	29,358
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	27,202

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	71,557
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	71,557
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		208.3%

BLUE ROCK GLOBAL PARTNERS, INC.
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	34,358
None		
Net capital as reported on line 10 of Schedule I	$	34,358

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	74,182
Difference due to classification of uncleared checks		(2,625)
Total aggregate indebtedness as reported on line 19 of Schedule II	$	71,557

BLUE ROCK GLOBAL PARTNERS, INC.
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

Schedule IV

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K (2) (ii) of the rule.

END